ARS
P.E. 12/31/04

CONTINUING A CULTURE OF SUCCESS


General Boarding

Continental Airlines 2004 Annual Report

2004 Accomplishments

FLY TO WIN

- Significantly boosted international service by adding new routes and increasing frequency
- Entered SkyTeam as a full member, giving Continental customers access to 658 global destinations in 137 countries
- Reduced distribution costs by focusing on direct bookings
- Continued to differentiate product value for high-yield versus low-yield customers with EliteAccess program
- Successfully installed passport readers on 210 self-service kiosks, allowing for international self check-in
- Implemented eTicketing with Aeromexico, Air France, ATA, British Airways, Emirates, Finnair, Hawaiian Airlines, Mexicana, Midwest Airlines and Qantas
- Became first airline to offer free wireless Internet access in its airport lounges worldwide

FUND THE FUTURE

- Realized more than $900 million in revenue and cost-savings initiatives
- Launched additional $200 million in revenue and cost-savings initiatives
- Ended the year with approximately $1.7 billion in cash and short-term investments
- Maintained a RASM premium to the industry
- Enhanced fuel-efficient fleet by taking delivery of 11 Boeing 737-800s, five Boeing 757-300s and retiring the last of its MD-80 aircraft in January 2005
- Increased fuel efficiency by completing winglet modifications on 17 Boeing 737-800s
- Reached an agreement with Boeing to become the launch customer for the 787, to lease eight 757-300 aircraft, and to accelerate the delivery of six 737-800 aircraft
- Completed final phase of new Terminal E at George Bush Intercontinental Airport in Houston
- Completed first and second phases of Terminal C remodel at George Bush Intercontinental Airport
- Completed new cargo building in Houston to consolidate existing cargo service into one facility

MAKE RELIABILITY A REALITY

- Achieved a record 108 days of zero flight cancellations
- Achieved 78.9 percent DOT on-time performance average for 2004, finishing No. 1 in August, October and December
- Achieved a 99.4 percent DOT segment completion factor for 2004
- Achieved lowest lost bag ratio in company history
- Decreased number of customer complaints reported to the DOT
- Outperformed all U.S. airlines in international long-haul service and comfort for the seventh year in a row, according to a survey of *Conde Nast Traveler* readers

WORKING TOGETHER

- Named to *Fortune* magazine's "100 Best Companies to Work For" for the sixth consecutive year
- Named No. 1 Most Admired Global Airline by *Fortune* magazine
- Signed an unprecedented agreement with its pilots union, the Air Line Pilots Association (ALPA), to codify key aspects of labor/management relations
- Named "Airline of the Year" in addition to "Best Executive/Business Class" and "Best Airline Based in North America" at the 2004 OAG Airline of the Year Awards
- Awarded nine Ford Explorers to employees in 2004, making a total of 129 new cars given away over the last eight years
- Named to *Hispanic* magazine's list of "100 Companies Providing the Most Opportunities for Hispanics" for the seventh consecutive year
- Paid more than $15 million in on-time bonuses
- Named in *Training* magazine's "Top 100 Companies for Training"

FRONT COVER L>R: Ruth Mishler - *Airport Sales Agent,* Julia Acosta - *Airport Sales Agent,* Betty Williams - *Airport Sales Agent – Interpreter*
BACK COVER: Gordon Bethune - *Former Chairman of the Board and Chief Executive Officer*

Financial Highlights

(In millions, except per share data)	2004	2003	2002	2001	2000
Total Operating Revenue	$ 9,744	$ 8,870	$ 8,402	$ 8,969	$ 9,899
Total Operating Expenses	9,973	8,667	8,714	8,825	9,170
Operating Income (Loss)	(229)	203	(312)	144	729
Net Income (Loss)	(363)	38	(451)	(95)	342
Basic Earnings (Loss) per Share	(5.49)	0.58	(7.02)	(1.72)	5.62
Diluted Earnings (Loss) per Share	(5.55)	0.57	(7.02)	(1.72)	5.45
Cash and Short-Term Investments	1,669	1,600	1,342	1,132	1,395
Total Assets	10,545	10,649	10,641	9,798	9,208
Long-Term Debt and Capital Lease Obligations	5,167	5,558	5,471	4,448	3,624

Operating Statistics

(Mainline jet operations only, excluding regional jets operated by ExpressJet)	2004	2003	2002	2001	2000
Passengers (thousands) [a]	42,743	40,613	41,777	45,064	47,778
Revenue Passenger Miles (millions) [b]	65,734	59,165	59,349	61,140	64,161
Available Seat Miles (millions) [c]	84,672	78,385	80,122	84,485	86,100
Passenger Load Factor [d]	77.6%	75.5%	74.1%	72.4%	74.5%
Passenger Revenue per Available Seat Mile	8.75¢	8.73¢	8.61¢	8.98¢	9.84¢
Operating Cost per Available Seat Mile	9.65¢	9.36¢	9.53¢	9.22¢	9.68¢
Operating Cost per Available Seat Mile, year-over-year percent change	3.1%	(1.8)%	3.4%	(4.8)%	6.7%
Operating Cost per Available Seat Mile, excluding special items [e]	9.49¢	9.45¢	9.22¢	9.58¢	9.68¢
Average Yield per Revenue Passenger Mile [f]	11.28¢	11.57¢	11.63¢	12.42¢	13.20¢
Average Price per Gallon of Fuel, including fuel taxes	119.01¢	91.40¢	74.01¢	82.48¢	88.54¢
Fuel Gallons Consumed (millions)	1,333	1,257	1,296	1,426	1,533
Aircraft in Fleet at End of Period [g]	349	355	366	352	371

[a] Revenue passengers measured by each flight segment flown.
[b] The number of scheduled miles flown by revenue passengers.
[c] The number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.
[d] Revenue passenger miles divided by available seat miles.
[e] Excludes the mainline jet portion of the following special items that impact operating costs. Special items in 2004 consist of $87 million MD-80 aircraft retirement charges, $34 million termination of United Micronesian Development Association Service Agreement and $18 million frequent flyer reward redemption cost adjustment. Special items in 2003 consist of $100 million for MD-80 retirement and fleet impairment charges and $176 million for the reimbursement of security fees. Special items in 2002 consist of a $242 million charge for fleet impairment related to our DC 10-30, MD-80 and turboprop fleets and a $12 million charge to write down our receivable from the U.S. government related to the finalization of the Air Transportation Safety and System Stabilization Act ("Stabilization Act") grant. Special items in 2001 included a $124 million charge for fleet impairment losses, costs associated with furloughs and company-offered leaves and other items. In addition, special items included a $417 million grant under the Stabilization Act.
[f] The average revenue received for each revenue passenger mile flown.
[g] Excludes aircraft that were removed from service.



"Our culture of treating co-workers with dignity and respect is extended onto our customers, and that's what keeps us outperforming the competition. I'm proud to be on a team that works together to win together."

LARRY KELLNER
Chairman and
Chief Executive Officer

"Our decade of working together has prepared us to tackle these tough times and position ourselves to be a survivor in an ever-changing industry. We've built a culture of success that is the foundation of our future."

JEFF SMISEK
President

To Our Co-workers, Customers and Stockholders:

2004 was another tough year for our industry. It was also a tough year for our co-workers, as we were forced to ask them for significant pay and benefit reductions. We know that these reductions are painful. Beginning in April 2005, we implemented pay and benefit reductions for most work groups, and that was a huge step forward. We remain in discussions with our flight attendant group on a package of pay and benefit reductions and are hopeful that reductions can be implemented soon. We remain short of our goal, and it is important that all work groups participate in the reductions.

A depressed domestic yield environment, continued pressure from low-cost competitors, record fuel prices, and the ever-increasing burden of excessive taxes and fees combined to make 2004 one of the worst financial years in our industry's history. Our industry continued its restructuring this year, as United Airlines continued to operate in its second year of bankruptcy, and US Airways and ATA Holdings entered bankruptcy. The downward shift in the cost structure of the major network ("legacy") carriers continued, and head-to-head competition among the low-cost carriers began. This tumultuous environment resulted in a humbling experience for legacy carriers, as well as for many of the newer entrants into the marketplace. There will be winners and losers as our industry restructures, and Continental is committed to being one of the winners.

We reported a net loss of $363 million for 2004, or $255 million excluding special charges of $108 million, principally related to retiring our MD-80 aircraft. During 2004, we announced another $200 million of additional run rate cost savings initiatives, over half of which we anticipate achieving in 2005. Since 2002, we have announced a total of $1.1 billion in annual cost reduction and revenue-generating initiatives (of which we've achieved approximately $900 million through 2004), in an attempt to restore our profitability.

Unfortunately, those programs haven't proven enough, so in late 2004 we announced that we were seeking $500 million of annual pay and benefit reductions and workrule enhancements designed to permit Continental to be a survivor and to grow and prosper. During our discussions on pay and benefit reductions, we experienced none of the acrimony, revenue loss and customer service problems that have plagued our competitors during their cost savings discussions. On March 30, 2005, all of the agreements with our domestic labor unions ratified, with the sole exception of our flight attendants' tentative agreement. The ratified agreements, together with the reductions from other work groups, are expected to deliver approximately $418 million in annual cost savings when fully implemented. Our discipline and focus on what our customers want and will pay for give us the confidence that, when we complete the pay and benefit reductions, we can grow and climb back to profitability.

GO FORWARD PLAN

Our Go Forward Plan continues to be as vital to our success today as it's been over the past decade. It's a clear, straightforward plan that all of our co-workers understand and work toward every day. Our Go Forward Plan consists of four cornerstones – Fly to Win (our market plan), Fund the Future (our financial plan), Make Reliability a Reality (our product plan) and Working Together (our people plan).

Let's review what we accomplished in 2004 and what we plan for 2005.

FLY TO WIN

As a network carrier, it's the scope and scale of our route network, coupled with our excellent product and service, that deliver the revenue premium we earn every day, as compared with our competitors. In 2004, we continued to build our network, especially our international network, where yields – in local currencies, and especially on a dollar basis – have recovered quite strongly compared to the continuing decline of the domestic yield environment.

To capture more of the international yield updraft, we launched new service from New York to Oslo, Norway, and Edinburgh, Scotland, and announced new service in 2005 from New York to Belfast, Northern Ireland; Berlin, Germany; Bristol, England; Hamburg, Germany; New Delhi, India; and Stockholm, Sweden. We also launched service from Houston to many new destinations in Mexico, where we serve 30 cities, and to additional Central American and Caribbean destinations. To enhance our trans-Pacific service, we applied for and were awarded route rights to serve Beijing, China, from New York, making us the first U.S. carrier to offer nonstop service from New York to Beijing. We expect that we will continue our international focus throughout 2005.

We continued to make it easier for our customers to purchase tickets, change their travel plans, and redeem their OnePass miles online at continental.com, where we exceeded $1.5 billion in sales in 2004. We also made it easy for our customers to check in online, and by December 2004, more than 25 percent of our domestic passengers were checking in online, rather than at the airport. We are installing international self check-in kiosks at our hubs and at many of our spoke airports, which permit customers on international flights

FACING PAGE L>R: Maria Gado - *International Flight Attendant,* Patrick Rhodriquez - *Flight Attendant,* Dave Pfeifer - *777 Captain,* Deanna Oden - *Flight Attendant,* Tom Mitchell - *777 First Officer,* Stefanie Solano - *Flight Attendant*

HIGHLIGHTS

Fly to Win

Achieve above-average profits in a changed industry environment. Grow the airline where it can make money and improve the business/leisure mix. Maximize distribution channels while reducing distribution costs and eliminating non-value-added costs.

CONTINENTAL JOINED THE GLOBAL SKYTEAM ALLIANCE IN SEPTEMBER 2004

658 Destinations and 390 Airport Lounges


Continental
Delta
Northwest
Air France
KLM
Alitalia
Korean
Aeromexico
CSA Czech



NEW INTERNATIONAL SERVICE

LAUNCHED IN 2004		
New York–Edinburgh, Scotland	Houston–Roatan, Honduras	Saipan–Hong Kong
New York–Oslo, Norway	Houston–Montego Bay, Jamaica	Saipan–Taipei, Taiwan
Houston–Liberia, Costa Rica	Houston–Port of Spain, Trinidad	New York–Vancouver, Canada
New York–Punta Cana, Dominican Republic	Honolulu–Nagoya, Japan	
ANNOUNCED FOR 2005		
New York–Beijing, China	New York–Bristol, England	New York–Guayaquil, Ecuador
New York–New Delhi, India	New York–Belfast, Northern Ireland	New York–Calgary, Canada
New York–Berlin, Germany	New York–Hamburg, Germany	Guam–Hiroshima, Japan
New York–Stockholm, Sweden	Houston–Cali, Colombia	
ADDITIONAL FREQUENCY		
New York–Paris, France	Houston–Amsterdam, Netherlands	New York–Hong Kong
New York–Rome, Italy	New York–Tel Aviv, Israel	New York–Birmingham, England

to check in by swiping their passports through a scanner on the kiosk. We also just began offering our international passengers the convenience of checking in online as well. We will also implement a highly advanced voice recognition system in our reservations and OnePass service centers in 2005, which will be intuitive and easy to use and will provide a wealth of information and service to our customers.

In 2004, we continued our unrelenting focus on reducing our distribution costs by expanding direct access to our own inventory and reservation and pricing systems. This allowed us to further reduce the usage of high cost global distribution systems and other third party reservations. At the same time, we remain committed to distributing our product through a broad array of distribution channels, so that customers can buy their tickets in the manner most convenient to them.

In 2004, we proudly joined SkyTeam, the world's premier global airline alliance. Along with our domestic codeshare partners Northwest Airlines and Delta Air Lines, we will be codesharing with Air France, KLM, Alitalia, Korean, Aeromexico and CSA Czech in 2005. The SkyTeam global network will offer our customers unprecedented opportunities to fly to 658 destinations around the globe on a single electronic ticket, earning and redeeming the mileage points of their choice, while enjoying the convenience of through check-in of luggage and 390 airport lounges.

FUND THE FUTURE

We ended 2004 with an unrestricted cash and short-term investments balance of approximately $1.5 billion and total cash and short-term investments of approximately $1.7 billion.

Adequate liquidity has become paramount in our industry. In order to preserve liquidity, we elected deficit reduction contribution relief under the Pension Funding Equity Act of 2004, and we made no contributions to our pension plan for 2004.

Given the uncertain environment in which we operate today, we believe our decision was prudent and one that was made with a concern for, and not an indifference to, the long-term interests of our co-workers.

FACING PAGE L>R: Al Schomber - *Inspector – Line*, Garry Vasquez - *Inspector – Line*

HIGHLIGHTS

Fund the Future

Manage our assets to maximize stockholder value and build for the future. Reduce costs with technology. Generate positive cash flow and improve financial flexibility by increasing our cash balance.

YEAR END AVERAGE FLEET AGE
1995-2004
(years, mainline fleet only)


13.6
14.3
14.4
11.6
8.4
8.0
6.5
7.0
7.6
7.7
95
96
97
98
99
00
01
02
03
04



YEAR END CASH & SHORT-TERM INVESTMENTS BALANCE 1995-2004
(dollars in millions)


747
1,061
1,025
1,399
1,590
1,395
1,132
1,342
1,600
1,669
95
96
97
98
99
00
01
02
03
04

COST SAVINGS CONTINUE
Cost per Available Seat Mile Holding Fuel Rate Constant*
(year-over-year percent change)


0.3
0.1
(2.3)
(0.5)
(4.2)
00
01
02
03
04

* Data excludes special items


Continental
Airlines
Chelsea Food Services

L>R: Syvalouis Nance - *Lead Customer Service Agent,* Lucia Rodriguez - *Chelsea Transportation Coordinator,* Jose Perez - *EWR Hub Terminal Operations Supervisor,* Charnette Simmons - *Customer Service Agent,* Rodrigo Augeraud - *Chelsea Transportation Agent*

We continued to dispose of noncore assets, selling our remaining stake in Orbitz in late 2004, netting approximately $81 million and validating our vision in 2000 for profitably negotiating the dot-com boom and bust with carefully selected, proactive investments to lower our distribution costs. We also continued to modernize our fuel-efficient fleet, retiring all of our remaining MD-80 aircraft in early 2005, and taking delivery of five new 757-300 aircraft and 11 new 737-800 aircraft in 2004. We've completed the installation of winglets on 35 of our 737-800 aircraft and are in the process of obtaining FAA approval to install winglets on our Boeing 757-200 fleet. Winglets permit us to achieve up to a 5 percent fuel savings on those aircraft, which is particularly important in today's record fuel price environment, and



L>R: Alex Trovato - *Chelsea Transportation Agent,* Ron Williams - *Lead Customer Service Agent,* Andrew Prince - *Lead Customer Service Agent,* Edward Seiss - *Line Technician,* Peter Corrales - *Line Technician*

also provide us an opportunity to extend the range of those aircraft to serve new markets previously unavailable to us. To support the growth made possible by the investment of the vast majority of our co-workers in lower pay and benefit costs, we will lease eight additional Boeing 757-300 aircraft that will be delivered beginning in the summer of 2005, and we are accelerating the delivery of six new Boeing 737-800 aircraft into 2006. We also will be the U.S. mainline launch customer for Boeing's new 787 long range widebody aircraft. We expect to take delivery of 10 Boeing 787 aircraft beginning in 2009.

We also began to remodel and modernize our Terminal C facilities in Houston to complement our new state-of-the-art international check-in and arrivals facilities in Terminal E.

The new international facilities in Houston feature a 4,500-passenger-per-hour customs and immigration hall and a TerminalLink people mover that connects Terminals B, C, D and E, providing unprecedented convenience and speedy processing and connections for our passengers.

MAKE RELIABILITY A REALITY

2004 was a year of records for operational reliability at Continental. We had 108 100-percent completion days in 2004, meaning that we completed each of our more than 1,000 daily flights 108 times without a single cancellation. Our DOT segment completion factor for the year was 99.4 percent.

Our on-time performance was solid as well, with a DOT on-time arrival rate of 78.9 percent for the year. Our mishandled baggage ratio was also the best in our company's history. In 2004, as we consistently have done for a decade, we got our passengers to their destinations safely, on-time and with their underwear.

Our convenient online, airport and curbside self check-in is now used by 73 percent of our domestic customers, and we began installing international self check-in in late 2004, which was an instant success with our customers. In 2005, we expect significant growth in self-service check-in, especially in online check-in on continental.com. Online at continental.com, customers can check in, print a boarding pass, request an upgrade, change seats, enter a frequent flyer number, purchase, change or refund a ticket, and redeem OnePass miles. Once checked in online, customers with bags to check can conveniently do so at the airport at specially designated eService bag drop kiosks, and be on their way in a few minutes.

Interline eTicketing permits our customers to fly on multiple carriers and check their luggage through with the convenience of a single eTicket. We already have interline eTicketing with Northwest, Delta, KLM and Air France and many other carriers, and we are scheduled to implement interline eTicket with the other members of the SkyTeam alliance during 2005.

FACING PAGE L>R: Charlie Bass - *Operations Manager,* Richard King - *Operations Manager,* Butch Gorley - *Crew Coordinator,* Dave Harvey - *System Operations Director*

HIGHLIGHTS

Make Reliability a Reality

Deliver an industry-leading product we are proud to sell. Rank among the top of the industry in the key DOT measurements: on-time arrivals, baggage handling, complaints and involuntary denied boardings.

FLEET DEVELOPMENTS

757-300	Leasing eight additional 757-300 aircraft beginning summer 2005
737-800	Accelerating delivery of six 737-800 aircraft into 2006
787	Taking delivery of 10 new 787 aircraft beginning in 2009, becoming the U.S. mainline launch customer for Boeing's "Dreamliner"
MD-80	Retired the last MD-80 in support of the long-term fleet simplification plan




ON-TIME PERFORMANCE
1995-2004 AVERAGE*
(percentage)
79.2
78.3
77.9
77.4
77.1
75.8
CO
NW
US
AA
DL
UA


COMPLETION FACTOR
1995-2004 AVERAGE*
(percentage)
98.3
98.0
97.5
97.4
97.3
97.1
CO
DL
AA
US
UA
NW


MISHANDLED BAGGAGE
1995-2004 AVERAGE*
(per 1,000 passengers)
4.05
4.39
4.49
4.86
5.08
5.67
CO
US
DL
AA
NW
UA

Source: Compiled from DOT Air Travel Consumer Reports
* Non-weighted average of yearly results

WORKING TOGETHER

We started 2004 by being voted by our employees as one of *Fortune* magazine's "100 Best Companies to Work for in America" for the sixth consecutive year. We were also named for the seventh year in a row as one of the "100 Companies Providing the Most Opportunities for Hispanics" by *Hispanic* magazine. We are particularly proud of these honors, in light of the turbulent and uncertain environment in which we operate today. Despite the challenges facing Continental and our industry, we continue to earn the trust of our co-workers by communicating with them openly, honestly and frequently and by treating them with dignity and respect. It's our culture, and we are committed to preserving that culture through these difficult times.

We continued our on-time bonus and perfect attendance programs in 2004, because they work. Our co-workers earned more than $15 million in on-time bonuses in 2004, because when our planes arrive on-time, everyone wins. We are in a service business, and our success depends on having employees who enjoy coming to work every day, who are proud of the job they do, and who trust their management. We know, and have demonstrated time and again, that Working Together works.

After having sought and largely achieved a total $1.1 billion of cost savings and revenue generation over the past three years without asking our employees for pay and benefit reductions, we reluctantly announced in late 2004 that we needed $500 million in annual pay and benefit reductions and workrule improvements. The wage reductions for our co-workers were done on a progressive scale, so that our lower paid co-workers were asked for less than higher paid work groups. Our top executives led the way by announcing, before we asked anyone for anything, that they would take cuts in their base pay and annual and long-term incentive compensation of 20 percent (25 percent for our CEO). When the ratified collective bargaining agreements and the reductions from other work groups are fully implemented, we expect to achieve approximately $418 million of our targeted

FACING PAGE L>R: Karla Lewis - *Flight Recovery Center Desk Agent,* Larry Abrams - *Reservation Sales Agent,* Derek Fowler - *TPA Reservation Operations Manager,* Michelle Young - *Flight Recovery Center Desk Agent,* Mike Mayo - *Senior Director Reservation Sales/Service,* Michelle Ice - *Flight Recovery Center Desk Agent*

HIGHLIGHTS

Working Together

Help well-trained employees build careers they enjoy every day. Treat each other with dignity and respect. Focus on safety. Make employee programs easy to use and keep improving communications. Achieve pay and benefit cost savings to permit the airline to survive and grow into profitability.

TEAMWORK YIELDS FINANCIAL BENEFITS
Revenue-Generating/Cost-Saving Initiatives
pre-tax net benefit (dollars in millions)

$400 Million Initiative	Achieved
$500 Million Initiative	Achieved
$200 Million Initiative	Run Rate 2007 (Estimated)
$500 Million Labor Cost Reductions*	Run Rate 2006 (Estimated)

* Currently implementing reductions that are expected to result in annual savings of approximately $418 million when fully implemented; balance due from new flight attendant agreement subject to negotiation/ratification and Continental Micronesia and certain international work groups.



ENHANCED PROFIT-SHARING PLAN

(percent of pre-tax profit for employees)


■ old plan ■ new plan
15
30
15
25
15
20
$0 – $250 M
$250 – $500 M
> $500 M
annual pre-tax profits

The Enhanced Profit-Sharing Plan will be the best in the industry and will share a much higher percentage of the pre-tax profits with employees than the old plan.

STOCK OPTIONS FOR EMPLOYEES

Employee participants:	30,341
Exercise price:	$11.89
Shares underlying options:	8.7 million
Percent of shares outstanding:	13 percent
Vesting period:	3 years

Stock options representing approximately 13 percent of currently outstanding shares of common stock were issued to employees in return for pay and benefit reductions. (March 2005)

$500 million in annual pay and benefit reductions, and we are in discussions with our flight attendants and other remaining work groups for the reductions that are necessary from these groups. When we complete the pay and benefit reductions, we are confident that Continental will be a survivor that grows and prospers once again.

IN SUMMARY

We remain a focused and disciplined company. Although we are a nimble and aggressive competitor, we never lose sight of the basics of our business and the key to our success – delivering clean, safe and reliable air transportation, offering amenities that customers want and are willing to pay for, delivered by employees who enjoy coming to work and who are committed to the success of Continental Airlines.

We believe 2005 will be a turning point for our industry and for Continental. We are moving forward to achieve a cost structure that is far more competitive and sustainable in a permanently changed industry environment. Coupled with our growing international network and the revenue premium that we have historically earned, we believe that we will once again outperform our competitors and bring great benefits to our customers, our co-workers and our stockholders. So, as in the past, we ask that you stick with us as we stick with our Go Forward plan.

LARRY KELLNER
Chairman and
Chief Executive Officer

JEFF SMISEK
President

FACING PAGE L>R: Louise Petitt - *Customer Service Representative,* Efrain Villarreal - *Airport Sales Agent – Interpreter,* Cherie Hightower - *Concierge*

2004 POSTSCRIPT

Gordon Bethune

Our Chairman and Chief Executive Officer, Gordon Bethune, retired at the end of 2004. Gordon has been my boss, and a friend and mentor, for a decade. He led Continental from the abyss to become the best airline in the world. He did this by convincing all Continental employees to work together, to treat each other with dignity and respect, and to deliver a clean, safe and reliable operation every day. All of us will miss him.

The true test of a great leader is the legacy he leaves. Gordon leaves the culture of Continental – the magic that makes Continental a great place to work and a great airline to fly. We are open and honest with our employees, and our seasoned management team has earned the trust of our co-workers. We are committed to maintaining Continental as a place where employees enjoy coming to work and have pride in their jobs, where everyone is treated with dignity and respect,


Access

and where people trust each other and their management. We will maintain Continental's culture, in bad times and in good.

We have some difficult economic times ahead of us, but I am confident that we will work together to make it through those times, so we can fly out the other side a stable, growing and prosperous airline.

I look forward to leading the team during the next chapter in Continental's success story.

Executive Officers

Continental's senior management team has worked together for the past decade through the airline's turnaround, the aftermath of Sept. 11, 2001, and today's economic challenges. Together they hold more than 200 years of Continental experience.



LARRY KELLNER
Chairman and
Chief Executive Officer
10 years



JEFF SMISEK
President
10 years



JIM COMPTON
Executive Vice President
Marketing
10 years



JEFF MISNER
Executive Vice President
and Chief Financial
Officer
10 years



MARK MORAN
Executive Vice President
Operations
11 years



BILL BRUNGER
Senior Vice President
Network
19 years



REBECCA COX
Senior Vice President
Government Affairs
16 years



MARK ERWIN
Senior Vice President
Asia/Pacific and
Corporate Development
29 years



DAVE HILFMAN
Senior Vice President
Sales
18 years



GERRY LADERMAN
Senior Vice President
Finance and Treasurer
16 years



DANTE MARZETTA
Senior Vice President
Technical Operations
and Purchasing
11 years



BILL MEEHAN
Senior Vice President
Airport Services
21 years



HOLDEN SHANNON
Senior Vice President
Global Real Estate
and Security
10 years



JENNIFER VOGEL
Senior Vice President,
General Counsel,
Secretary and Corporate
Compliance Officer
10 years



NED WALKER
Senior Vice President
Worldwide Corporate
Communications
18 years

Management's Discussion and Analysis of Results of Operations

This discussion and analysis, as well as the financial statements and notes that follow, have been condensed from the full discussion and analysis and financial statements and notes included in our Form 10-K for the year ended December 31, 2004. A copy of the financial statements and notes filed with the Form 10-K, together with certain other financial data and analysis, are also included as an appendix to the proxy statement for our 2005 annual meeting of stockholders.

Continental Airlines, Inc., a Delaware corporation, is a major United States air carrier engaged in the business of transporting passengers, cargo and mail. We are the world's sixth largest airline (as measured by the number of scheduled miles flown by revenue passengers, known as revenue passenger miles, in 2004). Together with ExpressJet Airlines, Inc. (operating as Continental Express and referred to as "ExpressJet"), a wholly-owned subsidiary of ExpressJet Holdings, Inc. ("Holdings") from which we purchase seat capacity, and our wholly owned subsidiary, Continental Micronesia, Inc. ("CMI"), we operate more than 2,500 daily departures throughout the Americas, Europe and Asia. As of December 31, 2004, we flew to 130 domestic and 113 international destinations and offered additional connecting service through alliances with domestic and foreign carriers. We directly served 18 European cities, seven South American cities, Tel Aviv, Hong Kong and Tokyo as of December 31, 2004. In addition, we provide service to more destinations in Mexico and Central America than any other U.S. airline, serving 39 cities. Through our Guam hub, CMI provides extensive service in the western Pacific, including service to more Japanese cities than any other United States carrier.

General information about us, including our Corporate Governance Guidelines, code of ethics and the charters for the committees of our Board of Directors, can be found at *http://www.continental.com/company/investor*. Our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the Securities and Exchange Commission. Information on our website is not incorporated into our annual report on Form 10-K or our other securities filings and is not a part of them.

This Annual Report contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. For examples of those risks and uncertainties, please see the risk factors contained in our annual report on Form 10-K for the year ended December 31, 2004, and our other securities filings, including, with respect to the Form 10-K, the risk factors set forth in Item 1. "Business – Risk Factors Relating to Terrorist Attacks and International Hostilities", "Business – Risk Factors Relating to the Company" and "Business – Risk Factors Relating to the Airline Industry." In addition to the foregoing risks, there can be no assurance that we will be able to obtain the needed pay and benefit reductions from our flight attendants or that the ratified collective bargaining agreements and the wage and benefit reductions and work rule changes from other work groups will enable the company to achieve the cost reductions expected, which will depend, upon other matters, on timely and effective implementation of new work rules, actual productivity improvement, employee attrition, technology implementation, our level of business activity, relations with employees generally and the ultimate accuracy of certain assumptions on which our cost savings are based. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report.

RESULTS OF OPERATIONS

The following discussion provides an analysis of our results of operations and reasons for material changes therein for the three years ended December 31, 2004. The comparability of our financial results between years is affected by a number of special items (see Note 6 to our condensed consolidated financial statements for further discussion of these items). Our results for each of the last three years included the following special items (in millions):

	INCOME (EXPENSE) PRE TAX	AFTER TAX
YEAR ENDED DECEMBER 31, 2004		
MD-80 aircraft retirement charges and other	$ (87)	$ (68)
Termination of United Micronesian Development Association Service Agreement	(34)	(22)
Frequent flyer reward redemption cost adjustment	(18)	(18)
	$ (139)	$ (108)
YEAR ENDED DECEMBER 31, 2003		
Security fee reimbursement	$ 176	$ 111
Gain on dispositions of ExpressJet stock	173	100
Gain on Hotwire and Orbitz investments	132	83
MD-80 aircraft retirement and impairment charges	(86)	(54)
Revenue adjustment for change in expected redemption of frequent flyer mileage credits sold	24	15
Boeing 737 aircraft delivery deferral	(14)	(8)
	$ 405	$ 247
YEAR ENDED DECEMBER 31, 2002		
DC 10-30, MD-80 and turboprop aircraft retirement and impairment charges	$ (242)	$ (153)
Write-down of Stabilization Act receivable	(12)	(8)
	$ (254)	$ (161)

In addition, the deconsolidation of Holdings from our financial statements effective November 12, 2003, more fully described in Note 7 to our condensed consolidated financial statements, also impacts the comparability of our results to those of prior years.

Comparison of 2004 to 2003

Passenger revenue increased during 2004 as compared to 2003, due to higher traffic and capacity in all geographic regions combined with the negative impact of the hostilities in Iraq and SARS on the prior year results. However, in spite of the increase in load factors, the continuing erosion of fares in the domestic and Caribbean markets resulted in a decrease in yields for 2004 compared to 2003. Wages, salaries and related costs decreased $237 million largely due to the impact of deconsolidating Holdings, which was offset by an increase in the average number of employees, primarily due to increased flight activity, and higher wage rates. Aircraft fuel and related taxes increased due to a significant rise in fuel prices, combined with an increase in flight activity. The average jet fuel price per gallon including related taxes increased 30.2% from 91.40 cents in 2003 to 119.01 cents in 2004. The impact of higher jet fuel prices in 2004 was partially offset by $74 million of gains from our fuel hedging activities. Such gains were immaterial in 2003. In 2004, obligations under our capacity purchase agreement are reported as ExpressJet capacity purchase, net. In addition to the obligations for the purchased capacity, ExpressJet capacity purchase, net also includes ExpressJet's fuel expense in excess of the cap provided in the capacity purchase agreement and a related fuel purchase agreement (71.2 cents per gallon, including fuel taxes) and is net of our rental income on aircraft we lease to ExpressJet. In 2003 (through November 12), intercompany transactions between us and Holdings or ExpressJet under the capacity purchase agreement were eliminated in the consolidated financial statements. The actual obligations under the capacity purchase agreement were higher in 2004 than in 2003 due to ExpressJet's larger fleet and a 23.6% increase in regional available seat miles. Our effective tax rates differ from the federal statutory rate of 35% primarily due to increases in the valuation allowance, certain expenses that are not deductible for federal income tax purposes, state income taxes and the accrual in 2003 of income tax expense on our share of Holdings' net income. Due to our continued losses, we were required to provide a valuation allowance on the deferred tax assets recorded on losses beginning with the third quarter of 2004. As a result, our net losses for the third and fourth quarters of 2004 were not reduced by any tax benefit.

Comparison of 2003 to 2002

Passenger revenue increased principally due to increased regional traffic in conjunction with ExpressJet's capacity increases, offset in part by reduced mainline traffic. The mainline traffic and capacity declines were largely due to a reduction in certain international flights in response to decreased demand during the war in Iraq and related to SARS. Mainline yields were essentially unchanged year over year. Cargo, mail and other revenue increased primarily due to military charter flights associated with the war in Iraq, higher freight and mail volumes, and revenue-generating initiatives. Wages, salaries and related costs increased as a result of increased pension costs and higher wage rates principally caused by increases in seniority, partially offset by a 3.8% reduction in the average number of employees. Wages, salaries and related costs would have been $50 million higher in 2003 had we not deconsolidated Holdings effective November 12, 2003. Aircraft fuel and related taxes increased primarily due to the average mainline fuel price per gallon increase of 23.5% from 74.01 cents in 2002 to 91.40 cents in 2003. Mainline fuel consumption was down 3.0% as a result of reduced flights and more fuel-efficient aircraft. Regional jet fuel expense increased $46 million, even with the deconsolidation of Holdings, due to increased flights and higher jet fuel prices. Payments made to ExpressJet under our capacity purchase agreement, previously eliminated in consolidation, are reported as ExpressJet capacity purchase, net, beginning November 12, 2003, the date we deconsolidated Holdings. In addition to the payments for the purchased capacity, ExpressJet capacity purchase, net, also includes ExpressJet's fuel expense in excess of the cap provided in the capacity purchase agreement and a related fuel purchase agreement and is net of our rental income on aircraft we lease to ExpressJet. Maintenance, materials and repairs expense increased due to increases in our contractual engine maintenance cost per hour rates, higher wide-body maintenance activity and the higher number of regional jets in service. Maintenance, materials and repairs expense would have been $19 million higher in 2003 had we not deconsolidated Holdings effective November 12, 2003. Other operating expense decreased as a result of lower insurance costs and cost-saving measures. These expenses would have been $21 million higher in 2003 had we not deconsolidated Holdings effective November 12, 2003. Our results for 2003 also included a $173 million gain on the disposition of Holdings shares and $132 million of gains related to the sale of investments in Hotwire and Orbitz and an adjustment to fair value of our remaining investment in Orbitz, after associated compensation expense.

Condensed Consolidated Statements of Operations

(In millions, except per share data)	YEAR ENDED DECEMBER 31, 2004	2003[A]	2002[A]
Operating Revenue:			
Passenger	$ 8,984	$ 8,135	$ 7,862
Cargo, mail and other	760	735	540
	9,744	8,870	8,402
Operating Expenses:			
Wages, salaries and related costs	2,819	3,056	2,959
Aircraft fuel and related taxes	1,587	1,319	1,084
ExpressJet capacity purchase, net	1,351	153	—
Aircraft rentals	891	896	902
Landing fees and other rentals	646	620	633
Commissions, booking fees, credit card fees and other distribution costs	552	525	592
Maintenance, materials and repairs	414	509	476
Depreciation and amortization	414	444	444
Passenger servicing	306	297	296
Security fee reimbursement	—	(176)	—
Special charges	121	100	254
Other	872	924	1,074
	9,973	8,667	8,714
Operating Income (Loss)	(229)	203	(312)
Nonoperating Income (Expense):			
Interest expense, net	(346)	(350)	(312)
Income from affiliates	118	40	8
Gain on dispositions of ExpressJet Holdings shares	—	173	—
Other, net	17	135	(15)
	(211)	(2)	(319)
Income (Loss) before Income Taxes and Minority Interest	(440)	201	(631)
Income Tax Benefit (Expense)	77	(114)	208
Minority Interest	—	(49)	(28)
Net Income (Loss)	$ (363)	$ 38	$ (451)
Earnings (Loss) per Share:			
Basic	$ (5.49)	$ 0.58	$ (7.02)
Diluted	$ (5.55)	$ 0.57	$ (7.02)
Shares Used for Computation:			
Basic	66.1	65.4	64.2
Diluted	66.1	65.6	64.2

[A] Amounts include the consolidation of ExpressJet Holdings, Inc. through November 12, 2003. See Note 7 for further discussion.

Condensed Consolidated Balance Sheets

(In millions)	December 31, 2004	December 31, 2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,055	$ 999
Restricted cash and cash equivalents	211	170
Short-term investments	403	431
Accounts receivable, net	472	403
Spare parts and supplies, net	214	191
Prepayments and other	473	392
Total Current Assets	2,828	2,586
Property and Equipment, net	6,344	6,488
Routes and Airport Operating Rights, net	851	874
Other Assets, net	522	701
Total Assets	$ 10,545	$ 10,649
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt and capital leases	$ 670	$ 422
Accounts payable	766	840
Air traffic liability	1,157	957
Accrued payroll	281	280
Accrued other liabilities	385	366
Total Current Liabilities	3,259	2,865
Long-Term Debt and Capital Leases	5,167	5,558
Deferred Income Taxes	382	446
Accrued Pension Liability	1,132	680
Other	339	308
Commitments and Contingencies		
Stockholders' Equity:		
Class B common stock	1	1
Additional paid-in capital	1,408	1,401
Retained earnings	585	948
Accumulated other comprehensive loss	(587)	(417)
Treasury stock, at cost	(1,141)	(1,141)
Total Stockholders' Equity	266	792
Total Liabilities and Stockholders' Equity	$ 10,545	$ 10,649

Condensed Consolidated Statements of Cash Flows

(In millions)	YEAR ENDED DECEMBER 31, 2004	2003[A]	2002[A]
Cash Flows from Operating Activities:			
Net income (loss)	$ (363)	$ 38	$ (451)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	(77)	101	(179)
Depreciation and amortization	414	444	444
Special charges	121	100	254
Gains on investments	—	(305)	—
Equity in the income of affiliates	(66)	(23)	(8)
Other, net	(73)	(36)	—
Changes in operating assets and liabilities	417	23	(106)
Net cash provided by (used in) operating activities	373	342	(46)
Cash Flows from Investing Activities:			
Capital expenditures	(162)	(205)	(539)
Purchase deposits paid in connection with future aircraft deliveries	(33)	(29)	(73)
Purchase deposits refunded in connection with aircraft delivered	144	81	219
Sale (purchase) of short-term investments, net	28	(134)	(56)
Proceeds from sales of ExpressJet Holdings, net	—	134	447
Proceeds from sales of Internet-related investments	98	76	—
Proceeds from disposition of property and equipment	16	16	9
Other	(3)	53	(43)
Net cash provided by (used in) investing activities	88	(8)	(36)
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt, net	67	559	596
Payments on long-term debt and capital lease obligations	(447)	(549)	(383)
Proceeds from issuance of common stock	5	5	23
Increase in restricted cash	(41)	(108)	(32)
Other	11	—	—
Net cash (used in) provided by financing activities	(405)	(93)	204
Impact on cash of ExpressJet deconsolidation	—	(225)	—
Net Increase in Cash and Cash Equivalents	56	16	122
Cash and Cash Equivalents – Beginning of Period	999	983	861
Cash and Cash Equivalents – End of Period	$ 1,055	$ 999	$ 983
Supplemental Cash Flows Information:			
Interest paid	$ 372	$ 374	$ 345
Income taxes paid (refunded)	$ (4)	$ 13	$ (31)
Investing and Financing Activities Not Affecting Cash:			
Property and equipment acquired through the issuance of debt	$ 226	$ 120	$ 908
Capital lease obligations incurred	$ 1	$ 22	$ 36
Contribution of ExpressJet stock to pension plan	$ —	$ 100	$ —

[A] Amounts include the consolidation of ExpressJet Holdings, Inc. through November 12, 2003. See Note 7 for further discussion.

Notes to Condensed Consolidated Financial Statements

NOTE 1 – Basis of Presentation

The Company follows accounting principles generally accepted in the United States. Certain of the principles involve selections among alternatives and choices of methods, which are described in the notes to the Company's audited consolidated financial statements included in the Proxy Statement for the 2005 Annual Meeting of Stockholders' (Proxy Statement).

The accompanying condensed consolidated financial information and the notes below are a summary of those contained in the Company's audited consolidated financial statements included in the Proxy Statement.

NOTE 2 – Long-Term Debt

Long-term debt as of December 31 is summarized as follows (in millions):

	2004	2003
SECURED		
Notes payable, interest rates of 5.0% to 8.5%, payable through 2019	$ 3,147	$ 3,268
Floating rate notes, payable through 2016	1,435	1,434
Other	17	17
UNSECURED		
Convertible junior subordinated debentures, interest rate of 6.0%, payable in 2030	248	248
Convertible notes, interest rate of 4.5%, payable in 2007	200	200
Senior notes payable, interest rate of 8.0%, payable in 2005	195	195
Convertible notes, interest rate of 5.0%, callable beginning in 2010	175	175
Other	120	120
	5,537	5,657
Less: current maturities	642	397
Total	$ 4,895	$ 5,260

Maturities of long-term debt due over the next five years are as follows (in millions):

Year ending December 31,	
2005	$ 642
2006	533
2007	908
2008	603
2009	468

Substantially all of our property and equipment and spare parts inventory is subject to agreements securing our indebtedness.

In November 2000, Continental Airlines Finance Trust II, a Delaware statutory business trust (the "Trust") of which we own all the common trust securities, completed a private placement of five million 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities or "TIDES". The TIDES have a liquidation value of $50 per preferred security and are convertible at any time at the option of the holder into shares of Class B common stock at a conversion rate of $60 per share of Class B common stock (equivalent to approximately 0.8333 share of Class B common stock for each preferred security). Distributions on the preferred securities are payable by the Trust at an annual rate of 6% of the liquidation value of $50 per preferred security. The sole assets of the trust are 6% Convertible Junior Subordinated Debentures with an aggregate principal amount of $248 million as of December 31, 2004 issued by us and which mature on November 15, 2030.

The $175 million of 5% Convertible Notes due 2023 are convertible into our Class B common stock at an initial conversion price of $20 per share, subject to certain conditions on conversion. The notes are redeemable for cash at our option on or after June 18, 2010 at par plus accrued and unpaid interest, if any. Holders of the notes may require us to repurchase the notes on June 15 of 2010, 2013 or 2018 or in the event of certain changes in control at par plus accrued and unpaid interest, if any.

The $200 million of 4.5% convertible notes due February 1, 2007 are convertible into our common stock at an initial conversion price of $40 per share. The notes are redeemable at our option on or after February 5, 2005, at specified redemption prices.

NOTE 3 – Leases

We lease certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, maintenance facilities, training centers and general offices. Most aircraft leases include both renewal options and purchase options. The purchase options are generally effective at the end of the lease term at the then-current fair market value. Our leases do not include residual value guarantees. At December 31, 2004, the scheduled future minimum lease payments under capital leases and the scheduled future minimum lease rental payments required under operating leases, that have initial or remaining noncancelable lease terms in excess of one year, are as follows (in millions):

Year ending December 31,	Capital Leases	Operating Leases	
		Aircraft	Non-Aircraft
2005	$ 46	$ 982	$ 406
2006	39	933	397
2007	40	903	390
2008	45	884	369
2009	16	840	370
Later years	459	6,707	5,809
Total minimum lease payments	645	$ 11,249	$ 7,741
Less: amount representing interest	345		
Present value of capital leases	300		
Less: current maturities of capital leases	28		
Long-term capital leases	$ 272		

At December 31, 2004, Continental had 474 aircraft under operating leases and seven aircraft under capital leases, including aircraft subleased to ExpressJet. These operating leases have remaining lease terms ranging up to 20-1/4 years. Projected sublease income to be received from ExpressJet through 2021, not included in the above table, is approximately $3.9 billion.

NOTE 4 – Stock Plans and Awards

The table below summarizes stock option transactions pursuant to our plans (share data in thousands):

	2004		2003		2002	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	6,469	$ 17.86	6,871	$ 18.28	980	$ 36.34
Granted	729	$ 11.99	296	$ 15.00	6,079	$ 15.82
Exercised	(181)	$ 14.62	(306)	$ 15.62	(65)	$ 28.04
Cancelled	(842)	$ 19.10	(392)	$ 24.82	(123)	$ 35.45
Outstanding at end of year	6,175	$ 17.10	6,469	$ 17.86	6,871	$ 18.28
Options exercisable at end of year	4,837	$ 17.91	5,018	$ 18.27	3,856	$ 19.61

On February 28, 2005, we announced that we plan to issue to our employees stock options for approximately ten million shares of our Class B common stock upon ratification and effectiveness of the tentative agreements for wage and benefit cost reductions with the unions representing our work groups. The stock options will be issued pursuant to two plans, a broad-based plan for all of our employees and a supplemental plan for eligible pilots. The options will generally become exercisable in three equal installments on the first, second and third anniversaries of the date of grant, and will have a term ranging from six to eight years. No further options may be granted under either plan after ten years from the date the plan is adopted by our Board of Directors.

NOTE 5 – Employee Benefit Plans

We have defined benefit pension and defined contribution (including 401(k) savings) plans. Substantially all of our domestic employees are covered by one or more of these plans. The benefits under the active defined benefit pension plan are based on years of service and an employee's final average compensation. Our pension obligations are measured as of December 31 of each year.

The following table sets forth the defined benefit pension plan's change in projected benefit obligation (in millions) at December 31:

	2004	2003
Accumulated benefit obligation	$ 2,412	$ 1,958
Projected benefit obligation at beginning of year	$ 2,362	$ 2,061
Service cost	151	156
Interest cost	152	134
Plan amendments	(6)	—
Actuarial losses	310	192
Benefits paid	(113)	(187)
Other	7	6
Projected benefit obligation at end of year	$ 2,863	$ 2,362

The following table sets forth the defined benefit pension plan's change in the fair value of plan assets (in millions) at December 31:

	2004	2003
Fair value of plan assets at beginning of year	$ 1,280	$ 866
Actual gain on plan assets	113	218
Employer contributions	1	383
Benefits paid	(113)	(187)
Fair value of plan assets at end of year	$ 1,281	$ 1,280

The following actuarial assumptions were used to determine the actuarial present value of our projected benefit obligation at December 31:

	2004	2003
Weighted average assumed discount rate	5.75%	6.25%
Weighted average rate of compensation increase	3.00%	2.87%

Net periodic defined benefit pension expense for the years ended December 31 included the following components (in millions):

	2004	2003	2002
Service cost	$ 151	$ 156	$ 114
Interest cost	152	134	114
Expected return on plan assets	(116)	(72)	(95)
Amortization of prior service cost	19	20	19
Amortization of unrecognized net actuarial loss	87	90	33
Net periodic benefit expense	$ 293	$ 328	$ 185

NOTE 6 – **Special Items**

In 2004, we recorded special charges of $87 million ($69 million after taxes) primarily associated with future obligations for rent and return conditions related to 16 leased MD-80 aircraft that were permanently grounded during the period. Our last two active MD-80 aircraft were permanently grounded in January 2005. We also recorded a non-cash charge of $34 million ($22 million after taxes) related to the termination of a 1993 service agreement with United Micronesian Development Association in the first quarter of 2004.

In 2003, we recorded fleet impairment losses and other special charges of $100 million ($62 million after taxes). In the first quarter of 2003, we recorded fleet impairment losses and other special charges of $65 million ($41 million after taxes). This charge includes $44 million additional impairment of our fleet of owned MD-80s, which was initially determined to be impaired and written down to then current fair value in 2002. The remainder of the charge consisted primarily of the write-down to market value of spare parts inventory for permanently grounded fleets. The charge reflected the impact of the war in Iraq and the resulting deterioration of the already weak revenue environment for the U.S. airline industry. These write-downs were necessary because the fair market values of the MD-80 and spare parts inventory had declined as a result of the difficult financial environment and further reductions in capacity by U.S. airlines. In the second quarter of 2003, we recorded a special charge of $14 million ($8 million after taxes) relating to the deferral of aircraft deliveries. In December 2003, we determined five previously grounded leased MD-80 aircraft to be permanently grounded and recorded a charge of $21 million ($13 million after income taxes) associated with future obligations for rent and return conditions, net of estimated sublease income, on those aircraft.

In May 2003, we received and recognized in earnings $176 million in cash from the United States government pursuant to the Emergency Wartime Supplemental Appropriations Act enacted in April 2003. This amount is reimbursement for our proportional share of passenger security and air carrier security fees paid or collected by U.S. air carriers as of the date of enactment of the legislation, together with other items.

During 2002, we recorded special charges totaling $254 million ($161 million after taxes) primarily related to the impairment of owned aircraft and the accrual of future obligations for leased aircraft which have been permanently grounded or were to be permanently grounded within 12 months following the charge. The charge included $242 million ($153 million after income taxes) of retirement and impairment charges for DC 10-30, MD-80 and turboprop aircraft. In addition, we recorded a charge of $12 million in 2002 to write down our receivable from the U.S. government based on our final application under the Air Transportation Safety and System Stabilization Act.

The impairment losses in 2003 and 2002 were each partially the result of the September 11, 2001 terrorist attacks and the related aftermath. As a result of the U.S. domestic airline industry environment and our continuing losses, we determined that indicators of impairment were present for certain fleet types in each year. We estimated undiscounted cash flows to be generated by each fleet type. Our cash flow estimates were based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying values of impaired aircraft and related items not recoverable were reduced to fair value. Our estimates of fair value represented our best estimate based on industry trends and reference to market rates.

NOTE 7 – Investment in ExpressJet and Regional Capacity Purchase Agreement

Investment in ExpressJet. As of December 31, 2004, we owned 16.7 million shares of Holdings common stock with a market value of $215 million, which represented a 30.8% interest in Holdings. We do not currently intend to remain a stockholder of Holdings over the long term. Subject to market conditions, we intend to sell or otherwise dispose of some or all of our shares of Holdings common stock in the future.

We have reduced our ownership of Holdings from 100% prior to the initial public offering of Holdings common stock in 2002 to 30.8% as of December 31, 2004 through a series of transactions. These transactions include the initial public offering of the common stock of Holdings by Holdings and us in 2002, a sale of Holdings common stock by us to Holdings in 2003 and contributions by us of Holdings common stock to our defined benefit pension plan in 2003.

Prior to these transactions, we consolidated Holdings because we owned over 50% of the voting interest in Holdings. Effective November 12, 2003, we account for our interest in Holdings using the equity method of accounting set forth in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". We believe that use of the equity method is appropriate given our percentage ownership and our continued ability to significantly influence Holdings' operations through our capacity purchase agreement and our continued representation on Holdings' Board of Directors.

Since the inception of our capacity purchase agreement with Holdings and ExpressJet, we have purchased all of ExpressJet's capacity and are responsible for selling all of the purchased seat inventory. As a result, after deconsolidation, we continue to record the related passenger revenue and related expenses, with payments under the capacity purchase agreement reflected as a separate operating expense. Prior to November 12, 2003, expenses under the capacity purchase agreement were eliminated in consolidation and the portion of Holdings' net income attributable to the equity of Holdings that we did not own was reported as minority interest in our consolidated statement of operations. After deconsolidation, nonoperating income has increased due to our equity in Holdings' earnings and earnings under our tax sharing agreement with Holdings. Additionally, after deconsolidation, we no longer record minority interest on either our balance sheet or statement of operations.

Capacity Purchase Agreement with ExpressJet. Under our capacity purchase agreement, ExpressJet currently flies all of its aircraft (which consist entirely of regional jet aircraft) on our behalf, and we handle scheduling, ticket prices and seat inventories for these flights. In exchange for ExpressJet's operation of the flights and performance of other obligations under the agreement, we pay them for each scheduled block hour based on an agreed formula. Under the agreement, we recognize all passenger, cargo and other revenue associated with each flight, and are responsible for all revenue-related expenses, including commissions, reservations, catering and passenger ticket processing expenses.

Under the agreement, we pay ExpressJet a base fee for each scheduled block hour based on a formula that was in place through December 31, 2004. The formula was designed to provide ExpressJet with an operating margin of approximately 10% before taking into account variations in some costs and expenses that are generally controllable by them, the most significant of which is wages, salaries and benefits.

Our obligations under the capacity purchase agreement and ExpressJet's fuel expense in excess of the cap provided in the capacity purchase agreement and a related fuel purchase agreement, less our rental income on aircraft we lease to ExpressJet, totaled $1.4 billion, $1.1 billion and $0.9 billion in 2004, 2003 and 2002, respectively. Subsequent to November 12, 2003, these amounts are reported as "ExpressJet capacity purchase, net"; prior to that date they were eliminated in our consolidated financial statements.

The agreement currently expires on December 31, 2010 but allows us to terminate the agreement at any time after December 31, 2006 upon 12 months' notice, or at any time without notice for cause (as defined in the agreement). We may also terminate the agreement at any time upon a material breach by ExpressJet that does not constitute cause and continues for 90 days after notice of such breach, or without notice or opportunity to cure if we determine that there is a material safety concern with ExpressJet's flight operations. We have the option to extend the term of the agreement with 24 months' notice for up to four additional five-year terms through December 31, 2030.

NOTE 8 – Income Taxes

For financial reporting purposes, income tax benefits recorded on net losses result in deferred tax assets for financial reporting purposes. We are required to provide a valuation allowance for deferred tax assets to the extent management determines that it is more likely than not that such deferred tax assets will ultimately not be realized. Due to our continued losses, we were required to provide a valuation allowance on deferred tax assets recorded on losses beginning in the third quarter of 2004. As a result, our third and fourth quarter 2004 net losses were not reduced by any tax benefit. Furthermore, we expect to be required to provide additional valuation allowance in conjunction with deferred tax assets recorded on losses in the future.

At December 31, 2004, we had estimated tax net operating losses ("NOLs") of $3.2 billion for federal income tax purposes that will expire beginning in 2006 through 2024. Due to our ownership change on April 27, 1993, the ultimate utilization of our NOLs may be limited.

The IRS is in the process of examining our income tax returns for years through 2001 and has indicated that it may disallow certain deductions we claimed. We believe the ultimate resolution of these audits will not have a material adverse effect on our financial condition, liquidity or results of operations.

NOTE 9 – Segment Reporting

Information concerning operating revenue for the year ended December 31 by principal geographic areas is as follows (in millions):

	2004	2003	2002
Domestic (U.S.)	$ 6,415	$ 6,050	$ 5,570
Atlantic	1,489	1,203	1,205
Latin America	1,139	1,050	1,016
Pacific	701	567	611
	$ 9,744	$ 8,870	$ 8,402

We attribute revenue among the geographical areas based upon the origin and destination of each flight segment. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

NOTE 10 – Commitments and Contingencies

Purchase Commitments. We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. As of December 31, 2004, we had firm commitments for 47 aircraft from Boeing (excluding the recently announced order discussed below), with an estimated cost of approximately $1.9 billion, and options to purchase an additional 84 Boeing aircraft. On December 29, 2004, we announced that we had reached an agreement with Boeing for a new order of ten 787 aircraft, with the first 787 to be delivered in 2009. We also agreed to lease eight used 757-300 aircraft from Boeing Capital Corporation. The used 757-300 aircraft will be delivered beginning in the third quarter of 2005 through the first quarter of 2006. Additionally, we will accelerate into 2006 the delivery of six Boeing 737-800 aircraft that were previously scheduled to be delivered in 2008. The agreements with Boeing are subject to several conditions, including the approval of our Board of Directors. In addition, the 787 agreement is conditioned on the resolution of certain open matters including the negotiation of an acceptable engine supply arrangement. Taking these new agreements with Boeing into consideration, we expect to take delivery of 13 Boeing aircraft in 2005 (seven new 737-800s and six used 757-300s) and eight in 2006 (six new 737-800s and two used 757-300s), with delivery of the remaining 44 Boeing aircraft occurring in 2008 and later years.

The eight used 757-300 aircraft discussed above will be leased from Boeing Capital Corporation, which has also agreed to provide backstop lease financing for the six 737-800 aircraft to be delivered in 2006. We do not have backstop financing or any other financing currently in place for the remainder of the aircraft. Further financing will be needed to satisfy our capital commitments for our firm aircraft. We can provide no assurance that sufficient financing will be available for the aircraft on order or other related capital expenditures.

As of December 31, 2004, ExpressJet had firm commitments for 29 regional jets from Empresa Brasileira de Aeronautica S.A. ("Embraer"), with an estimated cost of approximately $600 million. ExpressJet currently anticipates taking delivery of 21 regional jets in 2005. ExpressJet does not have an obligation to take any of these firm Embraer aircraft that are not financed by a third party and leased to either ExpressJet or us. Under the capacity purchase agreement between us and ExpressJet, we have agreed to lease as lessee and sublease to ExpressJet the regional jets that are subject to ExpressJet's firm purchase commitments. In addition, under the capacity purchase agreement with ExpressJet, we generally are obligated to purchase all of the capacity provided by these new aircraft as they deliver to ExpressJet. We cannot predict whether passenger traffic levels will enable us to utilize fully regional jets scheduled for future delivery to ExpressJet.

Financings and Guarantees. As of December 31, 2004, we were the guarantor of approximately $1.7 billion aggregate principal amount of tax-exempt special facilities revenue bonds and interest thereon (exclusive of $53 million bonds issued by the City of Houston which we became the guarantor of in January 2005). These bonds, issued by various airport municipalities, are payable solely from our rentals paid under long-term agreements with the respective governing bodies. The leasing arrangements associated with approximately $1.5 billion of these obligations are accounted for as operating leases, and the leasing arrangements associated with approximately $200 million of these obligations are accounted for as capital leases in our financial statements.

Employees. As of December 31, 2004, we had approximately 38,255 full-time equivalent employees, consisting of approximately 16,755 customer service agents, reservations agents, ramp and other airport personnel, 7,900 flight attendants, 5,800 management and clerical employees, 4,125 pilots, 3,575 mechanics and 100 dispatchers. While there can be no assurance that our generally good labor relations and high labor productivity will continue, we have established as a significant component of our business strategy the preservation of good relations with our employees, approximately 43% of whom are represented by unions.

Credit Card Processing Agreement. Our bank-issued credit card processing agreement contains certain financial covenants which require, among other things, that we maintain a minimum EBITDAR (generally, earnings before interest, taxes, depreciation, amortization and aircraft rentals, adjusted for special charges) to fixed charges (generally, interest and aircraft rentals) ratio of 0.9 to 1.0 through June 30, 2006 and 1.1 to 1.0 thereafter. The liquidity covenant requires us to maintain a minimum level of $1.0 billion of unrestricted cash and short-term investments. The agreement also requires we maintain a debt rating of at least Caa3 as rated by Moody's or CCC- as rated by Standard and Poor's. Although we are currently in compliance with all of the covenants, failure to maintain compliance would result in our being required to post up to an additional $335 million of cash collateral, which would adversely affect our liquidity needed for our operations and debt service, but would not result in a default under any of our debt or lease agreements.

Legal Proceedings. We and/or certain of our subsidiaries are defendants in various other lawsuits, including suits relating to certain environmental claims, and proceedings arising in the normal course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on our financial position, liquidity or results of operations, it is our opinion, after consulting with outside counsel, that the ultimate disposition of such suits will not have a material adverse effect on our financial position, liquidity or results of operations.

Report of Independent Registered Public Accounting Firm

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Continental Airlines, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein) and in our report dated March 14, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
March 14, 2005

AIRCRAFT IN SERVICE AT DECEMBER 31, 2004

Aircraft Type	TOTAL AIRCRAFT	OWNED	LEASED	FIRM ORDERS	OPTIONS	SEATS IN STANDARD CONFIGURATION	AVERAGE AGE (IN YEARS)
777-200ER	18	6	12	—	1	283	5.4
767-400ER	16	14	2	—	—	235	3.3
767-200ER	10	9	1	—	—	174	3.8
757-300	9	9	—	—	—	222	1.8
757-200	41	13	28	—	—	183	7.9
737-900	12	8	4	3	24	167	3.3
737-800	91	26	65	29	35	155	4.2
737-700	36	12	24	15	24	124	6.0
737-500	63	15	48	—	—	104	8.7
737-300	51	15	36	—	—	124	18.3
MD-80	2	1	1	—	—	141	18.3
Mainline jets	349	128	221	47	84		7.7
ERJ-145XR	75	—	75	29	100	50	1.4
ERJ-145	140	18	122	—	—	50	4.6
ERJ-135	30	—	30	—	—	37	4.3
Regional jets	245	18	227	29	100		3.6
Total	594	146	448	76	184		6.0

NON-GAAP FINANCIAL MEASURES RECONCILIATION

For the non-GAAP financial measures included in this Condensed Annual Report, we have included the following reconciliation to GAAP information.

	2004	2003	2002	2001	2000
Operating Cost per Available Seat Mile (cents)	9.65	9.36	9.53	9.22	9.68
Adjustments (cents per available seat mile):					
Less: Fleet impairment and other special charges [a]	(0.16)	(0.13)	(0.31)	(0.14)	—
Add: Security fee reimbursement [b]	—	0.22	—	—	—
Add: Stabilization Act grant [c]	—	—	—	0.50	—
Operating Cost per Available Seat Mile, excluding special items (cents) [d]	9.49	9.45	9.22	9.58	9.68

	2004	2003	2002	2001	2000	1999
Operating Cost per Available Seat Mile (cents)	9.65	9.36	9.53	9.22	9.68	9.07
Adjustments (cents per available seat mile):						
Add (Less): Security fee reimbursement, fleet impairment and other special charges per available seat mile	(0.16)	0.09	(0.31)	0.36	—	(0.09)
Less: Current year fuel cost per available seat mile [e]	(1.87)	(1.47)	(1.19)	(1.38)	(1.57)	(0.97)
Add: Current year fuel cost at prior year fuel price per available seat mile [e]	1.43	1.19	1.33	1.49	.90	0.96
Operating Cost per Available Seat Mile, holding fuel rate constant and excluding special items (cents) [d]	9.05	9.17	9.36	9.69	9.01	8.97
Year-Over-Year % Change	(4.2)%	(0.5)%	(2.3)%	0.1%	0.3%	

	2004
Net loss, as reported	$ (363)
Adjustments (net of income taxes):	
Add: MD-80 aircraft retirement charges and other	68
Add: Termination of United Micronesian Development Association Service Agreement	22
Add: Frequent flyer reward redemption cost adjustment	18
Net loss, excluding special items [d]	$ (255)

[a] Mainline special charges during the year ended December 31, 2004, 2003, 2002 and 2001 were $121 million, $91 million, $197 million and $91 million, respectively.

[b] The mainline portion of the security fee reimbursement was $173 million.

[c] The mainline portion of the Stabilization Act grant was $392 million.

[d] The financial measures provide management and investors the ability to measure and monitor Continental's performance on a more consistent basis.

[e] Both the cost and availability of fuel are subject to many economic and political factors and are therefore beyond our control.

Board of Directors

THOMAS J. BARRACK, JR.
Chairman and Chief Executive Officer
Colony Capital, LLC

KIRBYJON H. CALDWELL
Senior Pastor
The Windsor Village –
United Methodist Church
Houston, Texas

LARRY KELLNER
Chairman and Chief Executive Officer
Continental Airlines, Inc.

DOUGLAS H. McCORKINDALE
Chairman, President and
Chief Executive Officer
Gannett Co., Inc.

HENRY L. MEYER III
Chairman, President and
Chief Executive Officer
KeyCorp

OSCAR MUNOZ
Executive Vice President and
Chief Financial Officer
CSX Corporation

GEORGE G. C. PARKER
Dean Witter Distinguished Professor
of Finance and Management,
Graduate School of Business,
Stanford University

JEFF SMISEK
President
Continental Airlines, Inc.

KAREN HASTIE WILLIAMS
Retired Partner
Crowell & Moring LLP

RONALD B. WOODARD
Former President
Boeing Commercial Airplane Group

CHARLES A. YAMARONE
Executive Vice President
Libra Securities LLC

Stockholder Information

HEADQUARTERS

Continental Airlines, Inc.
1600 Smith Street
Houston, TX 77002
(713) 324-5000

INVESTOR INFORMATION

To obtain a Form 10-K or other financial information, visit the company's Web site at: continental.com/company or write:
Investor Relations
Continental Airlines, Inc.
P.O. Box 4607
Houston, TX 77210-4607

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Attn: Shareholder Services
melloninvestor.com
(888) 711-6201

INDEPENDENT AUDITORS

Ernst & Young LLP
5 Houston Center
1401 McKinney
Houston, TX 77010

NYSE CORPORATE GOVERNANCE MATTERS

As a listed company with the New York Stock Exchange, our Chief Executive Officer, as required under Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violation by the company of NYSE Corporate Governance listing standards as of the date of the certification. On April 5, 2004, Continental's Chief Executive Officer submitted such a certification to the NYSE which stated that he was not aware of any violation by Continental of the NYSE Corporate Governance listing standards. On March 15, 2005, Continental filed its 2004 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

COMMON STOCK

Our common stock trades on the New York Stock Exchange under the symbol CAL. The table (below) shows the high and low sales prices for our common stock as reported in the consolidated transaction reporting system during 2004 and 2003.

2004	HIGH	LOW
4th Quarter	$ 14.01	$ 7.63
3rd Quarter	$ 11.68	$ 7.80
2nd Quarter	$ 13.93	$ 9.05
1st Quarter	$ 18.70	$ 10.85

2003	HIGH	LOW
4th Quarter	$ 21.70	$ 14.49
3rd Quarter	$ 18.87	$ 12.05
2nd Quarter	$ 15.90	$ 5.30
1st Quarter	$ 9.39	$ 4.16

As of March 10, 2005, there were approximately 21,547 holders of record of our common stock. We have paid no cash dividends on our common stock and have no current intention of doing so. Under our agreement with the union representing our pilots, we have agreed that we will not declare a cash dividend or repurchase our outstanding common stock for cash until we have contributed at least $500 million to the pilots' defined benefit plan, measured from March 30, 2005.

Our certificate of incorporation provides that no shares of capital stock may be voted by or at the direction of persons who are not United States citizens unless the shares are registered on a separate stock record. Our bylaws further provide that no shares will be registered on the separate stock record if the amount so registered would exceed United States foreign ownership restrictions. United States law currently limits the voting power in us (and other U.S. airlines) of persons who are not citizens of the United States to 25%.



Continental Airlines